File No. 812-15849
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

In the Matter of the Application of:
PROSPECT CAPITAL CORPORATION,
PRIORITY INCOME FUND, INC.,
PROSPECT FLOATING RATE AND ALTERNATIVE INCOME FUND, INC.,
PROSPECT CAPITAL FUNDING LLC,
NATIONAL PROPERTY REIT CORP.,
PROSPECT CAPITAL MANAGEMENT L.P.,
PRIORITY SENIOR SECURED INCOME MANAGEMENT, LLC,
PROSPECT ENHANCED YIELD FUND,
PROSPECT ENHANCED YIELD MANAGEMENT, LLC

All Communications, Notices and Orders to:
Prospect Capital Corporation
10 East 40th Street, 42nd Floor
New York, NY 10016
Attention: Russell Wininger
(646) 536-3992
rwininger@prospectcap.com

Copies to:
Kenneth E. Burdon
Simpson Thacher & Bartlett LLP
855 Boylston Street, 9th Floor
Boston, MA 02116
(617) 778-9001
Kenneth.Burdon@stblaw.com

November 26, 2025

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF
PROSPECT CAPITAL CORPORATION,
PRIORITY INCOME FUND, INC.,
PROSPECT FLOATING RATE AND ALTERNATIVE INCOME FUND, INC.,
PROSPECT CAPITAL FUNDING LLC,
NATIONAL PROPERTY REIT CORP.,
PROSPECT CAPITAL MANAGEMENT L.P.,
PRIORITY SENIOR SECURED INCOME MANAGEMENT, LLC,
PROSPECT ENHANCED YIELD FUND
PROSPECT ENHANCED YIELD MANAGEMENT, LLC

10 East 40th Street, 42nd Floor
New York, NY 10016

File No. 812-15849
FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

I.    SUMMARY OF APPLICATION
The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on January 13, 2020 (as amended, the “Prior Order”)2 that was granted pursuant to Sections 17(d), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.
•Prospect Capital Corporation (“PSEC”), a closed-end management investment company that has elected to be regulated as a BDC (as defined below) under the 1940 Act. The investment adviser to PSEC is PCM (as defined below).
•Priority Income Fund, Inc. (“PRIS”), a closed-end management investment company registered under the 1940 Act. The investment adviser to PRIS is PRISM (as defined below).
•Prospect Floating Rate and Alternative Income Fund, Inc. (“PFLOAT”) (f/k/a Prospect Sustainable Income Fund, Inc.), a closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. The investment adviser to PFLOAT is PCM.
•Prospect Enhanced Yield Fund (“PEYF” and together with PSEC, PRIS and PFLOAT, the “Existing Regulated Funds”), a closed-end management investment company registered under the 1940 Act. The investment adviser to PEYF is PEYM (as defined below).
•Prospect Capital Management L.P. (“PCM”), a Delaware limited partnership that serves as the investment adviser for PSEC and PFLOAT. PCM is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).
1 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
2 Prospect Capital Corporation, et al. (File No. 812-14977), Release No. IC-33716 (Dec. 16, 2019) (notice), Release No. IC-33745 (Jan. 13, 2020) (order); Prospect Capital Corporation, et al. (File No. 812-15330), Release No. IC-34642 (Jul. 5, 2022) (notice), Release No. IC-34659 (Aug. 2, 2022) (order).

•Priority Senior Secured Income Management, LLC (“PRISM”), a Delaware limited liability company that serves as the investment adviser for PRIS. PRISM is an investment adviser registered under the Advisers Act.
•Prospect Enhanced Yield Management, LLC (“PEYM” and together with PCM and PRISM, the “Existing Advisers”), a Delaware limited liability company that serves as the investment adviser for PEYF. PEYM is an investment adviser registered under the Advisers Act. All of the Existing Advisers are under common control.
•Prospect Capital Funding LLC (“PSEC SPV Sub”) and National Property REIT Corp., (“NPRC” and together with PSEC SPV Sub, the Existing Regulated Funds and the Existing Advisers, the “Applicants”),3 each of which is a separate and distinct legal entity and each of which is a Wholly-Owned Investment Sub (as defined below) of PSEC.
3 All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund4 and one or more Affiliated Entities5 to engage in Co-Investment Transactions6 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”7 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.8
4 “Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.
The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.
In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.
5 “Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.
To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.
6 “Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.
7 “Adviser” means PCM, PRISM, PEYM, and any other investment adviser controlling, controlled by, or under common control with PCM, PRISM, and/or PEYM. The term “Adviser” also includes any internally-managed Regulated Fund.
8 See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II.    GENERAL DESCRIPTION OF THE APPLICANTS
A.PSEC
PSEC is a Maryland corporation organized as a closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act. PSEC was organized on April 13, 2004 and commenced operations on July 27, 2004. PSEC’s principal place of business is 10 East 40th Street, 42nd Floor, New York, New York 10016.

PSEC’s investment objective is to generate both current income and long-term capital appreciation through debt and equity investments. PSEC invests primarily in first and second lien secured loans and unsecured debt, which in some cases includes an equity component. PSEC has a five-member Board, three of which are not “interested” persons of PSEC within the meaning of Section 2(a)(19) of the 1940 Act.9

PSEC is externally managed by PCM, its investment adviser.

B.PRIS
PRIS is a Maryland corporation organized as a closed-end management investment company registered under the 1940 Act. PRIS was organized on July 19, 2012. PRIS’s principal place of business is 10 East 40th Street, 42nd Floor, New York, New York 10016.

PRIS’s investment objective is to generate current income and, as a secondary objective, long-term capital appreciation. PRIS expects to seek to achieve its investment objective by investing, under normal circumstances, at least 80% of its total assets, or net assets plus borrowings, in senior secured loans made to companies whose debt is rated below investment grade or, in limited circumstances, unrated, with an emphasis on current income. PRIS has a four-member Board, three of which are not “interested” persons of the Fund within the meaning of Section 2(a)(19) of the 1940 Act.

PRIS is externally managed by PRISM, its investment adviser.

C.PFLOAT
PFLOAT is a Maryland corporation organized as a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act. PFLOAT was organized on April 29, 2011. PFLOAT’s principal place of business is 10 East 40th Street, 42nd Floor, New York, New York 10016.

PFLOAT’s investment objective and strategy is to generate current income and, as a secondary objective, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns. PFLOAT has a four-member Board, three of which are not “interested” persons of the Fund within the meaning of Section 2(a)(19) of the 1940 Act.

PFLOAT is externally managed by PCM, its investment adviser.

D.PEYF
PEYF is a Delaware statutory trust organized as a closed-end management investment company registered under the 1940 Act that operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act. PEYF was organized on June 27, 2024. PEYF’s principal place of business is 10 East 40th Street, 42nd Floor, New York, New York 10016.

9 The board of directors or trustees, as applicable (each, a “Board”), of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

PEYF’s investment objective is to generate current income and, as a secondary objective, long-term capital appreciation. PEYF has a four-member Board, three of which are not “interested” persons of the Fund within the meaning of Section 2(a)(19) of the 1940 Act.

PEYF is externally managed by PEYM, its investment adviser.

E.PCM
PCM is a Delaware limited partnership and an investment adviser registered with the Commission under the Advisers Act. PCM serves as investment adviser to PSEC and PFLOAT (together the “PCM Funds”) and manages their respective portfolios in accordance with their respective investment objectives. Subject to the oversight of the Board for the relevant PCM Fund, PCM manages the day-to-day operations of, provides investment advisory services to such PCM Fund, including by determining the composition of the investment portfolio, negotiating investments, and monitoring investments.

PCM is led by John F. Barry III and M. Grier Eliasek, two senior executives with significant investment advisory and business experience. Mr. Barry controls PCM. PCM’s principal place of business is 700 S. Rosemary Ave., Suite 204, West Palm Beach, Florida 33401.

F.PRISM
PRISM is a Delaware limited liability company and an investment adviser registered with the Commission under the Advisers Act. PRISM serves as investment adviser to PRIS and manages PRIS’s portfolio in accordance with PRIS’s investment objective. PRISM makes investment decisions for PRIS, places purchase and sale orders for portfolio transactions for PRIS and otherwise manage the day-to-day operations of PRIS, subject to the oversight of the PRIS Board. PRISM is owned 50% by PCM and 50% by Stratera Holdings, LLC, a national sponsor of alternative investment products designed for the individual and institutional investor. PCM controls PRISM. PRISM’s principal place of business is 700 S. Rosemary Ave., Suite 204, West Palm Beach, Florida 33401.

PRISM is led by the same team of investment professionals from the investment and operations team of PCM that manages PSEC, which is responsible for PRIS’s day-to-day operations on behalf of PRISM and is responsible for developing, recommending and implementing PRIS’s investment objective.

G.PEYM
PEYM is a Delaware limited liability company and an investment adviser registered with the Commission under the Advisers Act. PEYM serves as investment adviser to PEYF and manages PEYF’s portfolio in accordance with PEYF’s investment objective. PEYM makes investment decisions for PEYF, including placing purchase and sale orders for portfolio transactions and otherwise managing the day-to-day operations of PEYF, subject to the oversight of the PEYF Board.

PEYM is led by John F. Barry III, M. Grier Eliasek, Colin McGinnis, and Ga’ash “Josh” Soffer, senior executives with significant investment advisory and business experience. PCM controls PEYM. PEYM’s principal place of business is 700 S. Rosemary Ave., Suite 204, West Palm Beach, Florida 33401.

H.PSEC SPV Sub
PSEC SPV Sub is a Delaware limited liability company and is a Wholly-Owned Investment Sub of PSEC.  PSEC SPV Sub holds certain of PSEC’s portfolio loan investments that are used as collateral for the revolving credit facility at PSEC SPV Sub.

I.NPRC
NPRC is a Maryland corporation, a qualified REIT for U.S. federal income tax purposes, and is a Wholly-Owned Investment Sub of PSEC. NPRC is held for purposes of investing, operating, financing, leasing, managing, and selling a portfolio of real estate assets.

III.    ORDER REQUESTED
The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.
A.Applicable Law
Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”
Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”10 in which the fund is a participant without first obtaining an order from the SEC.
Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).
Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.
B.Need for Relief
Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). PEYM and PRISM are controlled by PCM, and so the Existing Advisers are thus affiliated persons of each other.
10 Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

Accordingly, with respect to the Existing Advisers, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with the Existing Advisers, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.
C.Conditions
Applicants agree that any Order granting the requested relief will be subject to the following Conditions.
1.    Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.11
2.    Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,12 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,13 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.
3.    Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.14
11 Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.
12 Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.
13 Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.
14 Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

4.    No Remuneration. Any transaction fee15 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).
5.    Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.16
6.    Dispositions:
(a)    Prior to any Disposition17 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.
(b)    Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.18
7.    Board Oversight
(a)    Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.
(b)    Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.
15 Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.
16 The Affiliated Entities may adopt shared Co-Investment Policies.
17 “Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.
18 “Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

(c)    At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.
(d)    Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.
(e)    The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and elated Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.
8.    Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).19
9.    In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.
IV.    STATEMENT IN SUPPORT OF RELIEF REQUESTED
Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.
A.Potential Benefits to the Regulated Funds and their Shareholders
Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.
B.Shareholder Protections
Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not
19 If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.
V.    PRECEDENTS
The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).20 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants
20 See, e.g., Axxes Opportunistic Credit Fund, et al. (File No. 812-15578), Release No. IC-35769 (September 26, 2025) (notice), Release No. IC-35784 (November 14, 2025) (order); HarbourVest Private Investments Fund, et al. (File No. 812-15801), Release No. IC-35735 (September 2, 2025) (notice), Release No. IC-35771 (September 30, 2025) (order); Audax Credit BDC Inc., et al. (File No. 812-15605), Release No. IC-35686 (July 22, 2025) (notice), Release No. IC-35714 (August 19, 2025) (order); Coller Secondaries Private Equity Opportunities Fund, et al. (File No. 812-15767), Release No. IC-35615 (May 28, 2025) (notice), Release No. IC-35651 (June 24, 2025) (order); Great Elm Capital Corp., et al. (File No. 812-15765), Release No. IC-35608 (May 23, 2025) (notice), Release No. IC-35645 (June 18, 2025) (order); Blackstone Private Credit Fund, et al. (File No. 812-15726), Release No. IC-35567A (May 27, 2025) (notice), Release No. IC-35644 (June 18, 2025) (order); Variant Alternative Income Fund, et al. (File No. 812-15771), Release No. IC-35607 (May 22, 2025) (notice), Release No. IC-35640 (June 17, 2025) (order); Eagle Point Credit Company Inc., et al. (File No. 812-15512), Release No. IC-35605 (May 22, 2025) (notice), Release No. IC-35639 (June 17, 2025) (order); Golub Capital BDC, Inc., et al. (File No. 812-15770), Release No. IC-35606 (May 22, 2025) (notice), Release No. IC-35638 (June 17, 2025) (order); Global X Venture Fund, et al. (File No. 812-15704), Release No. IC-35593 (May 19, 2025) (notice), Release No. IC-35637 (June 17, 2025) (order); 5C Lending Partners Corp., et al. (File No. 812-15769), Release No. IC-35590 (May 16, 2025) (notice), Release No. IC-35631 (June 11, 2025) (order); T. Rowe Price OHA Select Private Credit Fund, et al. (File No. 812-15735), Release No. IC-35583 (May 13, 2025) (notice), Release No. IC-35628 (June 10, 2025) (order); MSD Investment Corp., et al. (File No. 812-15562), Release No. IC-35582 (May 12, 2025) (notice), Release No. IC-35624 (June 9, 2025) (order); First Eagle Private Credit Fund, et al. (File No. 812-15754), Release No. IC-35569 (May 5, 2025) (notice), Release No. IC-35623 (June 3, 2025) (order); Nomura Alternative Income Fund, et al. (File No. 812-15759), Release No. IC-35575 (May 7, 2025) (notice), Release No. IC-35621 (June 3, 2025) (order); Varagon Capital Corporation, et al. (File No. 812-15757), Release No. IC-35578 (May 7, 2025) (notice), Release No. IC-35620 (June 3, 2025) (order); Morgan Stanley Direct Lending Fund, et al. (File No. 812-15738), Release No. IC-35574 (May 7, 2025) (notice), Release No. IC-35619 (June 3, 2025) (order); AGTB Fund Manager, LLC, et al. (File No. 812-15758), Release No. IC-35568 (May 5, 2025) (notice), Release No. IC-35616 (May 30, 2025) (order); Franklin Lexington Private Markets Fund, et al. (File No. 812-15752), Release No. IC-35563 (Apr. 30, 2025) (notice), Release No. IC-35614 (May 28, 2025) (order); Ares Capital Corporation, et al. (File No. 812-15483), Release No. IC-35564 (May 1, 2025) (notice), Release No. IC-35611 (May 28, 2025) (order); Adams Street Private Equity Navigator Fund LLC, et al. (File No. 812-15634), Release No. IC-35560 (Apr. 28, 2025) (notice), Release No. IC-35609 (May 27, 2025) (order); Goldman Sachs BDC, Inc., et al. (File No. 812-15711), Release No. IC-35559 (Apr. 25, 2025) (notice), Release No. IC-35597 (May 21, 2025) (order); Jefferies Finance LLC, et al. (File No. 812-15748), Release No. IC-35545 (Apr. 22, 2025) (notice), Release No. IC- 35596 (May 20, 2025) (order); PGIM, Inc., et al. (File No. 812-15737), Release No. IC-35546 (Apr. 22, 2025) (notice), Release No. IC-35594 (May 20, 2025) (order); MidCap Financial Investment Corporation, et al. (File No. 812-15725), Release No. IC-35540 (Apr. 16, 2025) (notice), Release No. IC-35584 (May 14, 2025) (order); Aether Infrastructure & Natural Resources Fund et al., (File No. 812-15749), Release No. IC-35541 (Apr. 17, 2025) (notice), Release No. IC-35585 (May 13, 2025) (order); New Mountain Capital, L.L.C., et al. (File No. 812-15739), Release No. IC-35539 (Apr. 16, 2025) (notice), Release No. IC-35584 (May 13, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (Apr. 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (Apr. 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order); Sixth Street Specialty Lending, Inc., et al. (File No. 812-15729), Release No. IC-35531 (Apr. 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (Apr. 3, 2025) (notice), Release No. IC-35561 (Apr. 29, 2025) (order).

submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.
VI.    PROCEDURAL MATTERS
A.Communications
Please address all communications concerning this Application, the Notice and the Order to:
Russell Wininger
Prospect Capital Corporation
10 East 40th Street, 42nd Floor
New York, NY 10016
(646) 536-3992
rwininger@prospetcap.com

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:
Kenneth E. Burdon
Simpson Thacher & Bartlett LLP
855 Boylston Street, 9th Floor
Boston, MA 02116
(617) 778-9001
Kenneth.Burdon@stblaw.com

B.    Authorizations
The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.
Pursuant to Rule 0-2(c), Applicants hereby state that each Applicant has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the November 26, 2025.
PROSPECT CAPITAL CORPORATION

By:    /s/ M. Grier Eliasek_____________
Name:    M. Grier Eliasek
Title:    President & Chief Executive Officer

PRIORITY INCOME FUND, INC.

By:    /s/ M. Grier Eliasek_____________
Name:    M. Grier Eliasek
Title:    President & Chief Executive Officer

PROSPECT FLOATING RATE AND ALTERNATIVE INCOME FUND, INC.

By:    /s/ M. Grier Eliasek_____________
Name:    M. Grier Eliasek
Title:    President & Chief Executive Officer

PROSPECT CAPITAL MANAGEMENT L.P.

By:    /s/ M. Grier Eliasek_____________
Name:    M. Grier Eliasek
Title:    Authorized Person
PRIORITY SENIOR SECURED INCOME MANAGEMENT, LLC

By:    /s/ M. Grier Eliasek_____________
Name:    M. Grier Eliasek
Title:    President & Chief Executive Officer

PROSPECT ENHANCED YIELD FUND

By:    /s/ M. Grier Eliasek_____________
Name:    M. Grier Eliasek
Title:    President & Chief Executive Officer

PROSPECT ENHANCED YIELD MANAGEMENT, LLC

By:    /s/ M. Grier Eliasek_____________
Name:    M. Grier Eliasek
Title:    President & Chief Executive Officer

NATIONAL PROPERTY REIT CORP.

By:    /s/ M. Grier Eliasek_____________
Name:    M. Grier Eliasek
Title:    Authorized Signatory

PROSPECT CAPITAL FUNDING LLC

By:    /s/ M. Grier Eliasek_____________
Name:    M. Grier Eliasek
Title:    Authorized Signatory

VERIFICATION
Each of the undersigned states that he or she has duly executed the attached application dated as of November 26, 2025 for and on behalf of the entities listed below; that he or she holds office with such entity as indicated below and that all action by directors, officers, stockholders, general partners, trustees or members of each entity and any other body necessary to authorize the undersigned to execute and file such instrument has been taken. Each of the undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

PROSPECT CAPITAL CORPORATION

By:    /s/ M. Grier Eliasek_____________
Name:    M. Grier Eliasek
Title:    President & Chief Executive Officer

PRIORITY INCOME FUND, INC.

By:    /s/ M. Grier Eliasek_____________
Name:    M. Grier Eliasek
Title:    President & Chief Executive Officer

PROSPECT FLOATING RATE & ALTERNATIVE INCOME FUND, INC.

By:    /s/ M. Grier Eliasek_____________
Name:    M. Grier Eliasek
Title:    President & Chief Executive Officer

PROSPECT CAPITAL MANAGEMENT L.P.

By:    /s/ M. Grier Eliasek_____________
Name:    M. Grier Eliasek
Title:    Authorized Person

PRIORITY SENIOR SECURED INCOME MANAGEMENT, LLC

By:    /s/ M. Grier Eliasek_____________
Name:    M. Grier Eliasek
Title:    President & Chief Executive Officer

PROSPECT ENHANCED YIELD FUND

By:    /s/ M. Grier Eliasek_____________
Name:    M. Grier Eliasek
Title:    President & Chief Executive Officer

PROSPECT ENHANCED YIELD MANAGEMENT, LLC

By:    /s/ M. Grier Eliasek_____________
Name:    M. Grier Eliasek
Title:    President & Chief Executive Officer

NATIONAL PROPERTY REIT CORP.

By:    /s/ M. Grier Eliasek_____________
Name:    M. Grier Eliasek
Title:    Authorized Signatory

PROSPECT CAPITAL FUNDING LLC

By:    /s/ M. Grier Eliasek_____________
Name:    M. Grier Eliasek
Title:    Authorized Signatory

EXHIBIT A
Resolutions of Board of Directors of Prospect Capital Corporation
Approval of Filing Section 17(d) Application for Co-Investment Relief
WHEREAS, the Board of Directors (the “Board”) believes it is in the best interests of Prospect Capital Corporation (the “Company”) to file an application for an order to replace a prior order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 to permit certain joint transactions otherwise prohibited by Section 17(d) and 57(a)(4) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 (the “Application”).

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company (the “Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further

RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

Resolutions of the Board of Directors of Priority Income Fund, Inc.
Approval of Filing Section 17(d) Application for Co-Investment Relief
WHEREAS, the Board of Directors (the “Board”) believes it is in the best interests of Priority Income Fund, Inc. (the “Company”) to file an application for an order to replace a prior order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 to permit certain joint transactions otherwise prohibited by Section 17(d) and 57(a)(4) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 (the “Application”).

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company (the “Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further

RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

Resolutions of the Board of Directors of Prospect Floating Rate and Alternative Income Fund, Inc.
Approval of Filing Section 17(d) Application for Co-Investment Relief
WHEREAS, the Board of Directors (the “Board”) believes it is in the best interests of Prospect Floating Rate and Alternative Income Fund, Inc. (the “Company”) to file an application for an order to replace a prior order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 to permit certain joint transactions otherwise prohibited by Section 17(d) and 57(a)(4) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 (the “Application”).

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company (the “Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further

RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

Resolutions of the Board of Trustees of Prospect Enhanced Yield Fund
Approval of Filing Section 17(d) Application for Co-Investment Relief
WHEREAS, the Board of Trustees (the “Board”) believes it is in the best interests of Prospect Enhanced Yield Fund (the “Company”) to file an application for an order to replace a prior order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 to permit certain joint transactions otherwise prohibited by Section 17(d) and 57(a)(4) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 (the “Application”).

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company (the “Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further

RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.